                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form U-3A-2

                                                        File No. . . . . .1-722

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                           KEYSPAN ENERGY CORPORATION
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        KeySpan Energy Corporation ("claimant") is a New York corporation organized in 1996 and has its principal executive office at One MetroTech Center, Brooklyn, New York 11201.

        Claimant's principal business is the ownership of all the outstanding shares of common stock of The Brooklyn Union Gas Company.

        The claimant's principal wholly-owned subsidiaries, directly or indirectly owned, are:
        (a) The Brooklyn Union Gas Company, a New York corporation ("Brooklyn Union"), distributes natural gas in the New York City boroughs of Brooklyn, Staten Island and Queens.
        (b) The Houston Exploration Company, a Delaware corporation, is engaged in the exploration, development and acquisition of domestic natural gas and oil properties.
        (c) Fuel Resources Inc., a Delaware corporation, owns equity interests in storage fields, and participates in oil and gas investment opportunities.
        (d) Gas Energy Inc., a New York corporation, has equity interests in cogeneration plants and provides fuel-management and other professional services to cogeneration plants.
        (e) North East Transmission Co. Inc., a Delaware corporation, owns an equity interest in an interstate pipeline.
        (f) KeySpan Energy Services Inc., a Delaware corporation, provides natural gas marketing services.
        (g) KeySpan Energy Management Inc., a Delaware corporation, provides assistance with energy-related projects and offers technical and maintenance services for commercial and industrial clients.
        (h) In addition, claimant either directly or indirectly owns interests in various other subsidiaries, the operations of which are not material. One such subsidiary, KeySpan CI, Ltd., a Caymen Island company, owns 24.5% of the voting stock of Phoenix Natural Gas Limited, a Northern Ireland company, which has claimed foreign utility company status under Section 33(a) of the Public Utility Holding Company Act of 1935.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      (a)   Description of properties of claimant:
            The claimant has no properties used for the generation, production, transmission and distribution of electric energy or manufactured or natural gas.
      (b) Description of properties of claimant's public utility company subsidiary:
            Claimant's wholly-owned subsidiary's public utility company properties consist primarily of natural gas distribution systems and related facilities and local offices serving the New York City boroughs of Brooklyn, Staten Island and Queens. As of September 30, 1996, Brooklyn Union had 9,394 miles of mains and 1,600,000 Mcf. of liquefied natural gas storage capacity.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

      (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                    Claimant                              Subsidiary
            KeySpan Energy Corporation           The Brooklyn Union Gas Company

                  None                                 158,057,170 Mcf.

      (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                  None                                 None

      (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                  None                                 16,201,164 Mcf.
                                        2

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      (d)   Number of kwh. of electric energy and Mcf. of natural or
            manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                  None                                 169,135,593 Mcf.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

      (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  None                                 None

      (b) Name of each company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                  None                                 None

      (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  None                                 None

      (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  None                                 None

      (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  None                                 None

                                    EXHIBIT A



A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

      The following financial statements of claimant and its subsidiary companies are attached hereto as Exhibit A on page 9:

            Condensed Consolidating Income Statements
            (Unaudited) for the Twelve Months Ended
            December 31, 1996

            Condensed Consolidating Earnings Reinvested
            Statements (Unaudited) for the Twelve Months
            Ended December 31, 1996

            Condensed Consolidating Balance Sheet (Unaudited) as of December 31, 1996

                       EXHIBIT B.  Financial Data Schedule

      If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


                        Item No.           Caption Heading

                           1               Total Assets
                           2               Total Operating Revenues
                           3               Net Income

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                                    EXHIBIT C

      An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                                    None


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
      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of September, 1997.


                                           KEYSPAN ENERGY CORPORATION
                                               (Name of Claimant)



                                    By     /s/ Vincent D. Enright
                                           Senior Vice President, Chief
                                           Financial Officer & Chief Accounting
                                           Officer

[Corporate Seal of KeySpan Energy Corporation Appears Here]





CORPORATE SEAL

                                    Attest:      /s/ Robert R. Wieczorek
                                                 Robert R. Wieczorek
                                                 Vice President, Secretary &
                                                 Treasurer



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

  Robert R. Wieczorek               Vice President, Secretary & Treasurer
      (Name)                                     (Title)

                  One MetroTech Center, Brooklyn, New York 11201
                                    (Address)



                                        8
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

                                                   Exhibit A

                                                  The Brooklyn Union Gas Company and Subsidiaries
                                                  Condensed Consolidating Income Statements (Unaudited)
                                                  For the Twelve Months Ended December 31,1996
                                                           (Millions)

                               *                                                     Reclassification and Eliminations
                          Brooklyn                The
                          Union         Fuel      Houston           North East   KeySpan  KeySpan
                          before        Resources Exploration GEI/  Transmission Energy   Energy           Consoldated
                          Restructuring Inc       Company     GECI  Co.          Services Mgmt. Debit Credit  Balances
Operating Revenues
  Gas sales and
    transportation            $1,360.3     -        -       -         -         $2.1    -                   $1,362.4
  Gas production
    and other                     29.3     34.5     64.8    23.8      -         -        0.3   39.4    1.0     114.3
                          -------------------------------------------------------------------              ----------
                               1,389.6     34.5     64.8    23.8        0.0      2.1     0.3                 1,476.7
Operating Expenses
   Cost of gas                   647.3                                                                        $647.3
   Operation and
     maintenance                 366.4      7.9     17.9    23.2      -          3.7     1.0   26.8   25.5     421.4
   Depreciation and
    depletion                     51.9      6.6     33.7     0.4      -         -       -                       92.6
   General taxes                 146.0     (1.4)     0.6     0.7      -         -       -                      145.9
   Federal income tax             43.6     10.3      2.2     0.1      -         (0.5)   (0.2)         14.4      41.1
                          -------------------------------------------------------------------              ----------
Operating Income                 134.4     11.1     10.4    (0.6)       0.0     (1.1)   (0.5)                  128.4
Other Income                      36.3     (0.5)    16.9     1.2        6.0                    57.7   42.9      45.1
Minority Interest in
 Earnings of Subsidiary         -          -        (1.6)   -         -         -       -                       (1.6)
                          -------------------------------------------------------------------              ----------
Net  Income (loss)               170.7     10.6     25.7     0.6        6.0     (1.1)   (0.5)                  171.9
Interest Charges
       Long-term debt             42.8     (0.9)     2.9     0.1      -         -       -              1.0      43.9
       Other                       4.9     -        -        0.2      -         -       -              0.1       5.0
                          -------------------------------------------------------------------              ----------
                                  47.7     (0.9)     2.9     0.3        0.0      0.0     0.0                    48.9
                          -------------------------------------------------------------------              ----------
Net Income (loss)                123.0     11.5     22.8     0.3        6.0     (1.1)   (0.5) 123.9   84.9     123.0
Dividends on
 Preferred Stock                   0.3     -        -       -         -         -       -                        0.3
                          -------------------------------------------------------------------              ----------
Income (loss) Applicable
  to Common Stock               $122.7    $11.5    $22.8    $0.3       $6.0    ($1.1)  ($0.5)                 $122.7
                          ===================================================================              ==========

  * On September 29, 1997, KeySpan Energy Corporation's Restated Certificate of Incorporation was filed. KeySpan was incorporated in the State of New York for the purpose of carrying out a restructuring under which The Brooklyn Union Gas
      Company and Subsidiaries have become subsidiaries directly or indirectly of KeySpan Energy Corporation.
                                                       9

                                       The Brooklyn Union Gas Company and Subsidiaries
                                               Condensed Consolidating Earnings Reinvested Statements  (Unaudited)
                                               For the Twelve Months Ended December 31,1996
                                                           (Millions)


                                                                                           Reclassification and Eliminations
                        Brooklyn               The
                        Union Gas    Fuel      Houston              North East   KeySpan  KeySpan
                        before       Resources Exploration GEI/     Transmission Energy   Energy                    Consoldated
                        restructuringInc       Compamy     GECI     Co.          Services Mgmt.      Debit   Credit    Balances

Earnings Reinvested at
 Beginning of Period          $331.3      $5.9       $13.1     $1.0        $1.6     $0.0     $0.0     33.2     11.6     331.3
Net Income (loss)              123.0      11.5        22.8      0.3         6.0     (1.1)    (0.5)    40.6      1.6     123.0
                        --------------------------------------------------------------------------                  ----------
Total                          454.3      17.4        35.9      1.3         7.6     (1.1)    (0.5)                      454.3
                        --------------------------------------------------------------------------                  ----------
Dividends
    Preferred Stock              0.3     -          -          -         -          -        -                            0.3
    Common Stock                71.6     -          -           3.6         5.8     -        -                  9.4      71.6
                        --------------------------------------------------------------------------                  ----------
Total                           71.9       0.0         0.0      3.6         5.8      0.0      0.0                        71.9
                        --------------------------------------------------------------------------                  ----------
Earnings Reinvested at
    End of Period             $382.4     $17.4       $35.9    ($2.3)       $1.8    ($1.1)   ($0.5)    73.8     22.6    $382.4
                        ==========================================================================                  ==========


                                                      10

                                                       The Brooklyn Union Gas Company and Subsidiaries
                                                       Condensed Consolidating Balance Sheet  (Unaudited)
                                                                  As of December 31,1996
                                                                          (Millions)


                                                                                                  Reclassification and Eliminations
                                 Brooklyn                The
                                 Union Gas     Fuel      Houston           North East   KeySpan  KeySpan
                                 before        Resources Exploration GEI/  Transmission Energy   Energy                  Consoldated
                                 Restructuring Inc       Compamy     GECI  Co.          Services Mgmt.      Debit   Credit  Balances

Assets

Property
  Utility, at cost                   $1,786.7     -         -        -         -          -        -                      $1,786.7
  Accumulated depreciation             (428.4)    -         -        -         -          -        -                        (428.4)
  Gas exploration
   and production, at cost             -           2.0      535.6     2.3      -           0.3      0.6               2.4    538.4
  Accumulated depletion                -          (0.3)    (176.5)   (1.1)     -          -        -         1.2            (176.7)
                                 -----------------------------------------------------------------------                  ---------
                                      1,358.3      1.7      359.1     1.2         0.0      0.3      0.6                    1,720.0
                                 -----------------------------------------------------------------------                  ---------
Investments in Energy Services          279.7      3.7      233.5    69.8        38.5     -        -         1.1    513.1    113.2

Current Assets
 Cash and temporary
    cash investments                     10.8     12.2        2.9    15.9         0.0      0.6      2.1                       44.5
 Accounts receivable                    275.8     20.6       31.9    10.0         0.0      1.8      0.5     37.5     44.0    334.1
 Allowance for
   uncollectible accounts               (16.8)    -         -        -         -          -        -                         (16.8)
 Gas in storage, at average cost         80.8     -         -        -         -          -        -         0.8              81.6
 Materials and supplies
   at average cost                       11.6     -           1.0     0.1      -          -        -                          12.7
 Prepaid gas costs                        8.6     -         -         3.0      -           0.1     -                  0.8     10.9
 Other                                   32.5      0.5        3.8    -         -           0.2     -         2.7              39.7
                                 -----------------------------------------------------------------------                  ---------
                                        403.3     33.3       39.6    29.0         0.0      2.7      2.6                      506.7
Deferred Charges                        187.4      4.2        1.5     1.1         2.0     -        -         5.2     81.2    120.2
                                 -----------------------------------------------------------------------                  ---------
              Total                  $2,228.7    $42.9     $633.7  $101.1       $40.5     $3.0     $3.2                   $2,460.1
                                 =======================================================================                  =========
                                                      11

                                                       The Brooklyn Union Gas Company and Subsidiaries
                                                       Condensed Consolidating Balance Sheet  (Unaudited)
                                                                  As of December 31,1996
                                                                          (Millions)


                                                                                                  Reclassification and Eliminations
                                 Brooklyn                The
                                 Union Gas     Fuel      Houston           North East   KeySpan  KeySpan
                                 before        Resources Exploration GEI/  Transmission Energy   Energy                  Consoldated
                                 Restructuring Inc       Compamy     GECI  Co.          Services Mgmt.      Debit   Credit  Balances

Capitalization and Liabilities

Capitalization
  Common stock,
  $.33 1/3 par value stated at         $554.5     $2.3     $337.1   $80.2       $31.5     $3.0     $2.5    456.6      0.4   $554.9
  Retained earnings                     382.4     17.4       35.9    (2.3)        1.8     (1.1)    (0.5)    73.8     22.6    382.4
                                 -----------------------------------------------------------------------                  ---------
     Total common equity                936.9     19.7      373.0    77.9        33.3      1.9      2.0                      937.3
  Preferred stock, redeemable             7.3                                                                0.7               6.6
  Long-term debt                        647.0     -          65.0                                                            712.0
                                 -----------------------------------------------------------------------                  ---------
                                      1,591.2     19.7      438.0    77.9        33.3      1.9      2.0                    1,655.9
Current Liabilities
  Accounts payable                      144.4      8.6       36.8    15.5         0.2     -         1.0     26.6             179.9
  Dividends payable                      18.9     -         -        -         -          -        -                          18.9
  Commercial paper                       28.0     -         -        -         -          -        -                          28.0
  Taxes accrued                          43.5      7.6      -        -         -          -        -        12.5      3.8     42.4
  Customer deposits                      22.7     -         -        -         -          -        -                          22.7
  Customer budget plan credits         -          -         -        -         -          -        -                 27.0     27.0
  Interest accrued and other             42.9     -         -         0.6         0.1      1.1      0.2     17.3      5.0     32.6
                                 -----------------------------------------------------------------------                  ---------
                                        300.4     16.2       36.8    16.1         0.3      1.1      1.2                      351.5
Deferred Credits and
  Other Liabilities
  Federal income tax                    220.2      6.9       68.9     6.7         6.9     -        -        35.3     12.5    286.8
  Unamortized investment
     tax credits                         19.7     -         -        -         -          -        -                          19.7
  Other                                  97.2      0.1        9.6     0.4      -          -        -        44.1      2.6     65.8
                                 -----------------------------------------------------------------------                  ---------
                                        337.1      7.0       78.5     7.1         6.9      0.0      0.0                      372.3
Minority Interest in
   Subsidiary Company                  -          -          80.4    -         -          -        -                          80.4
                                 -----------------------------------------------------------------------                  ---------
              Total                  $2,228.7    $42.9     $633.7  $101.1       $40.5     $3.0     $3.2                   $2,460.1
                                 =======================================================================                  =========

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